82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026467

REGISTRANT'S NAME Eastmain Resources Inc.

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

FILE NO. 82- 4421 FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/8/02

82-4421

02 JAN 23 PM 8:21

ARS 7-31-01

EASTMAIN RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Eastmain Resources Inc. (the "Corporation") will be held at the Canadian Room at the Ontario Club, 30 Wellington Street West, 5th Floor, Commerce Court South, Toronto, Ontario on the 30th day of January, 2002, at 4:30 in the afternoon (Toronto time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for the fiscal year ended July 31, 2001, together with the report of the auditors thereon;

2. to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to consider, and if thought fit, authorize the directors to issue up to 15,000,000 additional common shares of the Corporation from time to time pursuant to one or more private placement financings; and

5. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, a supplemental mailing list form, the audited financial statements of the Corporation for the fiscal year ended July 31, 2001 and the unaudited financial statements of the Corporation for the three months ended October 31, 2001.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

Dated at Toronto, Ontario as of the 30th day of November, 2001.

BY ORDER OF THE BOARD

Donald J. Robinson
President

EASTMAIN RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF EASTMAIN RESOURCES INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO** either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the *Business Corporations Act* (Ontario).

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy **WILL BE VOTED FOR THE MATTERS DESCRIBED IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares"). At the date of this information circular, the Corporation has issued and outstanding 20,334,469 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on December 14, 2001 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his Common Shares after the Record Date and the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he owns the Common Shares and demands, not later than ten days before the meeting, that his name be included in the list. In such case the transferee is entitled to vote his Common Shares at the meeting.

To the knowledge of the directors and officers of the Corporation, as of the date of this information circular, no persons beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Executive Compensation

(a) Compensation of Officers

The following table, presented in accordance with Form 40 of the Regulation made under the *Securities Act* (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended July 31, 2001, July 31, 2000 and April 30, 1999 in respect of the individual who was, at July 31, 2001, the President of the Corporation. On November 17, 1999, the Corporation changed its year end from April 30 to July 31. The Corporation had no executive officers whose total salary and bonuses during the fiscal years ended July 31, 2001, July 31, 2000 and April 30, 1999 exceeded $100,000.

Summary Compensation Table

Name and Title	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share ($)	LTIP Payouts ($)	
Donald J. Robinson, President	July 31, 2001	96,000[(1)]	Nil	Nil	Nil	Nil	Nil	Nil
Donald J. Robinson, President	July 31, 2000	96,000[(1)]	Nil	Nil	250,000[(2)]	Nil	Nil	Nil
Donald J. Robinson, President	April 30, 1999	96,000	Nil	Nil	Nil	Nil	Nil	Nil

(1) An aggregate of $120,000 was paid to Donald J. Robinson during the fiscal year (comprised of 15 months) ended July 31, 2000.
(2) Options to purchase Common Shares granted pursuant to the Corporation's stock option plan.

(b) Option Grants in Fiscal Year Ended July 31, 2001

No stock options were granted to the Named Executive Officer during the fiscal year ended July 31, 2001.

(c) Options Exercised and Aggregates Remaining at Year-end

The following table provides detailed information regarding options held by the Named Executive Officer as at July 31, 2001 and options exercised during the fiscal year ended July 31, 2001 by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at July 31, 2001		Value of Unexercised In-the-money Options at July 31, 2001	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Donald J. Robinson, President and Director	Nil	Nil	250,000	Nil	Nil[(1)]	N/A
			75,000	Nil	Nil[(2)]	N/A

(1) Based on the closing price of the Common Shares on the Toronto Stock Exchange (the "TSE") on July 31, 2001 of $0.36, less the exercise price of such options of $0.36.
(2) Based on the closing price of the Common Shares on the TSE on July 31, 2001 of $0.36, less the exercise price of such options of $0.65.

(d) Management Agreement

The Corporation has entered into an employment agreement with Donald J. Robinson as of May 1, 1998 (the "Employment Agreement") providing for Dr. Robinson's employment as the President of the Corporation. The Employment Agreement provides that the Corporation shall pay to Dr. Robinson a salary of $96,000 per year payable in equal monthly instalments in arrears, which salary shall be reviewed annually by the board. In addition, the Corporation agrees to reimburse Dr. Robinson for reasonable out-of-pocket expenses incurred from time to time and to provide Dr. Robinson with a fee of $800 per month for the use of his residence as an office. The Employment Agreement also provides that in the event the Corporation terminates the employment of Dr. Robinson within one year of the date in which control of the Corporation changes, the Corporation will pay to Dr. Robinson an amount equal to 200% of his annual remuneration package. Dr. Robinson's employment may otherwise be terminated on 90 days' prior written notice for any reason, or without notice, for cause.

(e) Compensation of Directors

Directors who are not officers of the Corporation are not currently paid any fees for their services as directors. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. During the fiscal year ended July 31, 2001, no such compensation was paid to a company controlled by the Named Executive Officer in connection with geological services provided to the Corporation.

Directors are also entitled to participate in the stock option plan of the Corporation. The Corporation has outstanding options to purchase 1,470,000 Common Shares, 850,000 of which have been granted to current directors. See "Executive Compensation - Outstanding Options".

(f) Outstanding Options

Set forth below is a summary of the 1,470,000 stock options of the Corporation that are currently outstanding. The Plan authorizes the issue of up to 325,000 additional stock options.

Holder	No. of Common Shares under Option	Date of Grant	Expiry Date	Exercise Price
Two executive officers as a group	75,000	August 13, 1997	August 13, 2002	$0.65
	50,000	May 19, 1998	May 19, 2003	$0.30
	300,000	February 4, 2000	February 4, 2005	$0.36
Five current and former directors who are not also executive officers as a group	200,000	August 13, 1997	August 13, 2002	$0.65
	100,000	March 25, 1998	March 25, 2003	$0.25
	375,000	February 4, 2000	February 4, 2005	$0.36

Holder	No. of Common Shares under Option	Date of Grant	Expiry Date	Exercise Price
Employees and other service providers who are not directors or executive officers	120,000	August 13, 1997	August 13, 2002	$0.65
	150,000	February 4, 2000	February 4, 2005	$0.36
	100,000	May 17, 2001	May 17, 2006	$0.34

Election of Directors

The articles of the Corporation provide that the board of directors may consist of a minimum of three and a maximum of ten directors. At the meeting, shareholders will be asked to elect five directors (the "Nominees"). Each director so elected will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table provides the names of the Nominees and information concerning them. Unless such authority is withheld, the persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Name and Municipality of Residence	Office	Period of Service as a Director	Present Occupation if Different from Office Held (1)	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (2)
Donald J. Robinson Orangeville, Ontario	President and Director	since 1994	N/A	701,500
John A. Hansuld Mississauga, Ontario	Director	since 1989	President of H & F Enterprises Inc.	Nil
Hugh R. Snyder Toronto, Ontario	Director	since 1995	President of H.R. Snyder Consultants	221,400
Richard W. Hutchinson Golden, Colorado	Director	since 1995	Professor Emeritus Colorado School of Mines	85,000
John Vivash Toronto, Ontario	Director	since 1995	President and Chief Executive Officer of Vivash Consulting Inc.	Nil

(1) All of the Nominees have held their present positions or their executive positions with the same or associated firms or organizations during the past five years except: Mr. Hansuld who, prior to August, 1998, was the President of Central Asia Goldfields Corporation and prior to January, 1996, was a management consultant; Mr. Snyder who, from 1993 to 1997 was the Chairman of Greenstone Resources Inc.; and Mr. Vivash who, prior to August, 1997, was the Vice-President of the investment funds division of a major Canadian insurance company.

(2) The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually.

IF ANY OF THE FOREGOING NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Stern & Lovrics, Chartered Accountants, Toronto, Ontario as auditors of the Corporation for the fiscal year ending July 31, 2002, and to authorize the directors to fix their remuneration.

Audit Committee

The Corporation is required to have an audit committee. If elected as directors by the shareholders, the following Nominees will be appointed to the Corporation's audit committee:

Richard Hutchinson
Hugh Snyder
Donald J. Robinson

Approval of Private Placements

In order for the Corporation to raise funds to expand its exploration activities, the Corporation may require equity funding which would be raised pursuant to one or more private placements.

Shareholders are being asked to consider an ordinary resolution authorizing the board of directors to enter into one or more private placements in the 12 month period following the shareholder meeting to issue up to 15,000,000 Common Shares to subscribers, all or substantially all of whom would be at arm's length to the Corporation. The Corporation currently has issued and outstanding 20,334,469 Common Shares.

Pursuant to the rules and guidelines of the TSE, shareholder approval may be required if the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period exceeds 25% of the number of shares of the company which are outstanding prior to giving effect to such transactions. Management of the Corporation is of the view that it would be prudent to have the authority to secure additional funds by issuing additional securities by way of private placement in order to save the time and expense of seeking shareholder approval at a special meeting of shareholders.

Private placements will be completed only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to expand its activities. The issuance of Common Shares pursuant to these private placements will not materially affect the control of the Corporation. Each private placement will only take place with the prior approval of the TSE which approval would be conditional upon compliance with the rules and guidelines of the TSE. These rules provide, in part, that the private placements must not be priced lower than the closing price (the "Market Price") on the trading day prior to the date notice is given to the TSE of the private placement, less prescribed discounts as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

As well, warrants may accompany shares issued in the private placement, where such warrants are priced at or above the Market Price and do not exceed the number of Common Shares issued under the private placement.

At the meeting, shareholders will be asked to consider and, if thought fit, approve a resolution in the form attached as Schedule A to this information circular authorizing the board of directors to enter into one or more private placement financings. Approval will be obtained if a majority of the votes cast are in favour.

Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation, at any time during its last completed financial year.

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in any material transactions involving the Corporation.

Statement of Corporate Governance Practices

The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The board has confirmed the strategic objective of the Corporation of seeking out and exploring mineral bearing deposits with the intention of developing and mining the deposit or proving the feasibility of mining the deposit for others.

The TSE has set out a series of guidelines for effective corporate governance (the "TSE Guidelines"). The TSE Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSE requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSE Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. Set out below is a description of the Corporation's approach to corporate governance in relation to the TSE Guidelines.

Guideline 1

The Board of Directors should explicitly assume responsibility for stewardship of the Corporation.

Comment: The mandate of the board of directors of the Corporation (the "Board of Directors" or the "Board") is to supervise the management of the business and affairs of the Corporation. The Board of Directors has plenary power (that is, any responsibility which is not delegated to senior management or to committees of the Board of Directors remains with the Board of Directors) and, as part of its overall stewardship responsibility, assumes responsibility for the following matters:

(a) *Adoption of a Strategic Planning Process*

The Board of Directors is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation; however, the Board of Directors takes an active role in reviewing projects and statements of corporate direction with supporting plans for implementation on a regular basis. In addition, the Board of Directors monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

(b) *Identification of the Principal Risks of the Corporation's Business and Ensuring the Implementation of Appropriate Systems to Manage These Risks*

Mineral exploration is inherently unpredictable. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

The Board of Directors has identified the principal risks of the Corporation to be the price of various metals in the international markets and the affect those prices have on the ability of the Corporation to raise the financing required to carry out its exploration activities and the success of the Corporation's exploration activities.

The Board of Directors has assigned the responsibility for monitoring these risks to the President of the Corporation. The directors review all activities of the President regularly at meetings of the Board.

(c) *Succession Planning Including Appointing, Training and Monitoring Senior Management*

The Board of Directors makes all senior officer appointments and monitors their performance. Responsibility for succession planning and management development has been lodged with the Board of Directors as a whole.

(d) *A Communications Policy for the Corporation*

The Board of Directors has adopted a communications policy which requires the Corporation to disseminate the material results of its ongoing business and exploration activities and financial operations on a regular and timely basis. Most of the Corporation's communications with its shareholders are reviewed by the Board of Directors including annual financial statements, annual reports, management's discussion and analysis of operating results, quarterly results and management's comments thereon, proxy solicitation materials and press releases relating to material changes.

(e) *The Integrity of the Corporation's Internal Control and Management Information Systems*

Board approval is required for any management decisions which may have a significant impact on the Corporation (a threshold of $100,000 is used for this purpose) including material acquisitions and dispositions, capital budgets, debt and equity financings, changes to compensation programs and property acquisitions and divestitures. Due to the small size of the Board of Directors, the directors have determined that it would be appropriate for most of these issues to be considered by the Board as a whole rather than by committee. Accordingly, the only permanent committee of the Board is the Audit Committee which has been formed to review the Corporation's financial reporting and to monitor the Corporation's internal controls and financial information systems.

Generally, the Board of Directors meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

Guidelines 2 and 3

A majority of the directors should be "unrelated" directors.

Comment: The Board is currently comprised of five directors. The Board believes that there are currently four "unrelated" directors and one "related" director within the meaning of the TSE Report.

Pursuant to the TSE Report, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. Based on this definition, all of the directors of the Corporation are "unrelated" directors except for Donald J. Robinson who is considered to be a "related" director as he is the President of the Corporation.

The TSE Report makes an informal distinction between inside and outside directors. The TSE Report considers an inside director to be a director who is an officer or employee of the Corporation or any of its affiliates. Each of the named "unrelated" directors are also considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation.

Guideline 4

The Board of Directors should appoint a nominating committee composed exclusively of outside directors with responsibility for proposing new nominees to the Board and assessing directors on an ongoing basis.

Comment: The Board of Directors as a whole determines nominations to the Board. Nominations are generally the result of recruitment efforts by each of the members of the Board of Directors and informal and formal discussions with other members of the Board of Directors.

Guideline 5

The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.

Comment: The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole and the Audit Committee and the contribution and effectiveness of individual directors.

Guideline 6

The Corporation should provide an education and orientation program for new members of the Board of Directors.

Comment: The Corporation currently has an informal orientation and education program for new members of the Board of Directors in order to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board of Directors. In particular, new directors receive copies of Board material and all material regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis.

Guideline 7

The Board of Directors should examine its size to ensure that it facilitates effective decision making.

Comment: The Board of Directors considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual meeting of shareholders. In determining its appropriate size, the Board of Directors considers such matters as what the best number is to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The Board of Directors has considered its present size and has determined that at this time five members is appropriate to effectively carry out the duties of the Board of Directors given the Corporation's current position.

Guideline 8

The Board should review the adequacy and form of compensation of directors to ensure that it reflects the responsibilities and risks involved.

Comment: Currently, the directors receive no fees for acting as directors of the Corporation; however, directors are entitled to participate in the Plan and to reimbursement for expenses incurred in attending directors' and shareholders' meetings. The Board of Directors periodically reviews the compensation paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, level of responsibility and the Corporation's current position as an exploration company with no regular revenues from operations.

Guideline 9

Committees of the Board of Directors should be composed of outside directors, a majority of whom are unrelated.

Comment: The Board of Directors currently has one subcommittee, the Audit Committee. The Audit Committee is composed of a majority of outside and unrelated directors. See commentary under "Guideline 13" for further details. Due to the size of the Corporation and its board of directors, the functions of a compensation committee, executive committee and a nominating committee are performed by the entire Board of Directors.

Guideline 10

The Board of Directors should assume responsibility for corporate governance issues.

Comment: The Board of Directors as a whole is responsible for the Corporation's approach to corporate governance issues. The Board of Directors does not currently have a Chairman; however, the President of the Corporation acts as Chairman at each meeting as he is primarily responsible for setting the agenda and is generally most familiar with the matters to be considered.

Guideline 11

The Board of Directors and the Chief Executive Officer together should develop position descriptions for the Board of Directors and the Chief Executive Officer, involving the definition of the limits to management's responsibilities. In addition, the Board of Directors should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.

Comment: The Board of Directors responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the President and management. In addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Corporation are subject to Board approval.

Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisition and disposal transactions, major financing transactions involving the issuance of shares, flow-through securities and the like, acquisitions of properties, long term contracts with significant cumulative financial commitments, appointment of senior executive officers, benefit plans, stock option plans, issuance of stock options and succession plans are all subject to approval of the Board of Directors or, where appropriate, a duly authorized committee of the Board of Directors.

In addition, the Board of Directors is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation's assets and assessing opportunities for and risks affecting the Corporation's business and assessing means to effectively deal with the same.

Guideline 12

The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.

Comment: In order to ensure that the Board of Directors can function independently of management, the unrelated directors will, in appropriate circumstances, meet separately from the related directors as an ad hoc subcommittee of the Board of Directors. The Board of Directors reviews its procedures on an ongoing basis to ensure that it can function independently of management.

Guideline 13

The Audit Committee of the Board of Directors should be comprised only of outside directors. The Audit Committee should have direct communication channels with external auditors.

Comment: The Audit Committee is comprised of Donald J. Robinson, Hugh Snyder and Richard Hutchinson. The Chairman of the Audit Committee is Donald J. Robinson. Each of Messrs. Snyder and Hutchinson is an "unrelated" and "outside" director. Donald J. Robinson is a "related" and "inside" director. The Audit Committee reviews and recommends to the board for approval the annual financial statements and the annual report of the Corporation. The quarterly financial statements of the Corporation are reviewed by the Audit Committee before presentation to, and review by, the board. In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Corporation's internal controls and management information systems. For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Corporation and to discuss with management and the auditors of the Corporation any accounts, records and matters relating to the financial statements of the Corporation. While the Audit Committee is currently not composed entirely of unrelated directors, the Board of Directors believes that the committee functions independently by virtue of its majority of unrelated directors.

Guideline 14

The Board of Directors should implement a system which enables individual directors to engage outside advisors at the Corporation's expense, in appropriate circumstances.

Comment: Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the Board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

* * * * * * * * * * * * * * * * * * *

The contents and sending of this information circular have been approved by the directors of the Corporation.

DATED as of the 30th day of November, 2001.

Donald J. Robinson
President

SCHEDULE A

RESOLUTIONS OF THE SHAREHOLDERS

OF

EASTMAIN RESOURCES INC.

BE IT RESOLVED THAT:

1. the directors of the Corporation are hereby authorized to issue up to 15,000,000 common shares of the Corporation ("Common Shares") or securities convertible into Common Shares pursuant to private placement financings during the period ending one year from the date hereof, subject to the following terms:

   (a) all private placement financings will be carried out by the Corporation in accordance with the applicable laws, rules, guidelines and policies of The Toronto Stock Exchange and the securities administrators and regulators; and

   (b) each such private placement will be completed with purchasers substantially at arm's length to the Corporation and will not materially affect control of the Corporation; and

2. any director or officer of the Corporation is hereby authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to the said resolutions.

REPORT TO SHAREHOLDERS

In 2001 our joint-venture partners contributed $1.8 million in exploration funding. Those proceeds enabled Eastmain Resources Inc. to sustain a balanced exploration program while limiting shareholder dilution. We will continue to maintain a Canadian focus and advance early-stage projects, which resemble long life low-cost producing mines.

Early this year SOQUEM announced a 50% increase in the total gold resource at Clearwater. The 1.12-million-tonne indicated and inferred resource contains approximately 300,000 ounces of gold. The deposit is open at depth and there is also significant surface potential yet to be investigated.

Subsequent drilling and surface work have defined more high-grade gold-bearing veins not included in this resource calculation. One new vein exposed west of the resource contains an average of 3.45 ounces of gold along a 72-foot length. These grades rival the high-grade gold mines of Red Lake and Timmins, Ontario.

In order to accommodate future mine planning, metallurgical testing was also completed to determine milling and recovery characteristics of the Clearwater gold ores. Preliminary results indicate the gold is free milling, favouring a high recovery rate.

Most recently the Québec government and the Crees of Northern Québec announced the signing of a 50-year agreement that will allow Hydro-Québec to build its planned $3.8-billion Eastmain and Rupert hydroelectric projects. As part of the agreement, road access and power will be extended to within a few kilometres of the gold deposit at Clearwater. This new infrastructure will considerably lower both exploration expenses and future development and mining costs, thus significantly enhancing the potential of our project.

Eastmain's base metal exploration program was endorsed this year by one of the world's leading mining companies, thereby confirming the quality of both our projects and our people. Billiton Metals Canada Inc., a subsidiary of Billiton Plc., completed a $700,000 private placement in the Company. We were successful in intersecting narrow widths of very high-grade base metal ore at Railroad - in our first phase of drilling. Additional drilling is warranted to evaluate the potential size and depth extent of this deposit.

Exploration of our Abitibi Extension frontier project is expected to continue early in the New Year. A minimum of 1,500 metres of diamond drilling is scheduled for the North French and Chabbie Lake claim groups. At Nett River, drilling has confirmed that the same geological environments that host major gold and base metal mines elsewhere in the Canadian Shield underlie our claims. Eastmain is pioneering mineral exploration of the westward extension of one of the world's richest greenstone mineral belts. At any time, any single drill hole into our Abitibi Project could become a company maker.

Eastmain had $851,520 in working capital and invested $1,075,957 in exploration for the year ending July 31, 2001. SOQUEM and Quaterra contributed $1.0 million toward exploration at our Clearwater and Abitibi projects respectively. The Corporation also benefitted from government incentive grants and refunds totalling $63,500 from the provinces of Québec and New Brunswick. Eastmain raised $1,207,400 in private placements at an average price of $0.49 per share in December 2000.

Our exploration budget for 2002 is estimated at $1,500,000 of which Eastmain's contribution is $500,000. Quaterra is obliged to fund $400,000 in exploration this year at Abitibi to maintain its option. The Corporation will continue to seek additional funding through senior joint-venture partnerships.

On behalf of the Board of Directors, we extend our thanks to all the employees, contractors and service providers of the Company for their contributions. We also wish to thank our shareholders for their continued support and encouragement throughout this past year.



Donald J. Robinson
President

November 26, 2001

STRATEGY, HIGHLIGHTS & GOALS



STRATEGY

Eastmain's strategy is to advance high quality mining prospects to long-life profitable mines through systematic exploration. Projects must exhibit potential for a world-class discovery in order to meet our investment criteria. We shall continue to maximize shareholder gains through strategic joint-venture partnerships.

Our focus is on Canada. We are exploring in regions with proven history of significant mine production and within mineral belts displaying high probability of discovery. Several of the world's largest mining companies have endorsed our exploration efforts through joint-venture funding or project partnerships.

FUTURE OUTLOOK

Future growth of the mining sector depends on well-established discoverers like Eastmain. Recent news of significant junior mining incentive programs in Québec, coupled with the proposed development of roads and infrastructure to our Clearwater Project, enhance our ability to develop a profitable gold mine.

When senior companies terminate exploration programs in favour of mergers and acquisitions, they leave great opportunities for proactive junior explorers to secure highly prospective projects. Senior alliances with top-tier junior resource companies will become the driving force of the industry. With several prominent joint-venture partners in place, Eastmain Resources Inc. is poised and ready for this transition. We will continue to acquire high potential properties while diligently exploring existing targets.

HIGHLIGHTS

- $1,207,500 raised in private placements for 2001 exploration
- Billiton endorses our base metal program through $700,000 private placement
- Joint-venture partners contributed $1.8 million in funding
- Clearwater's total resource (indicated and inferred) increased by 50% to include 300,000 ounces of gold – open at surface and depth
- Gold ore is free milling with high recoveries anticipated from future production
- Clearwater's 850 West Zone – 3.45 ounces of gold in 70-foot-long vein
- Spring drilling at Clearwater cuts 30-foot-wide gold-bearing section 1000 feet below surface
- High-grade base metal massive sulphides intersected at Railroad within Brunswick Mine trend
- Eastmain to continue frontier drilling at Abitibi Extension –funded by JV partner

GOALS for 2002

- Substantially increase the gold resource at Clearwater
- Eliminate the outstanding 3% Net Smelter Return Royalty at Clearwater
- Identify and acquire an early stage gold project with world-class, long-mine-life potential
- Attract new exploration funding through senior joint-venture partnerships
- Broaden our shareholder base and improve trading liquidity

MANAGEMENT'S & AUDITORS' REPORTS

Management's Discussion and Analysis

The Corporation is debt free and had cash and short-term investments of $588,379 as at July 31, 2001. The Company has relied on private placement financings and joint venture partnerships to fund our exploration programs. Our ability to finance these programs is contingent upon the success of our exploration programs, the resource market, metal prices, and investor interest in the mining industry. Both the gold and base metal sectors are reportedly at 14-year lows and recovery is predicted for the second quarter of 2002, with these sectors leading the way.

Billiton Metals Canada Inc. holds 500,000 share-purchase warrants exercisable at $0.80 per share, which are valid until December 6, 2002. The Contrarian Fund holds 375,000 share-purchase warrants exercisable at $0.45 per share, valid until June 29, 2002. There are 1,470,000 share-purchase options outstanding. These options have been issued to officers, directors and service providers of the company and range in price from $0.25 to $0.65. As of August 2002, 395,000 options will expire.

Quaterra Resources has the option to earn a 50% interest in the Abitibi Extension Project by funding an additional $725,000 million in exploration prior to April 30, 2003. In an agreement with Boliden Westmin (Canada) Limited dated October 31, 2001, Eastmain purchased the outstanding Net Smelter Return Royalty for Reservoir, Clearwater and all other Eastmain River Projects for a total consideration of $ 45,000. Eastmain has the option to earn a 50% interest in the CNE and Tomogonops properties by completing $1.5 million in exploration prior to April 30, 2005.

Financial Statements

The accompanying financial statements have been prepared by management in accordance with accounting principals accepted in Canada. Management is responsible for the integrity and objectivity of information contained in this annual report. These statements have been prepared using policies and procedures established by management, and reflect fairly the Company's financial position and results of operations for the period ending July 31, 2001.

The Audit Committee of the Board of Directors, comprised of two unrelated directors and one related director, has reviewed the financial statements in detail. External auditors appointed by the shareholders have also examined the financial statements. Their examination provides an independent assessment as to management's discharge of its responsibilities with respect to the fairness of reporting operating results and financial conditions. The auditors have full and free access to the Audit Committee.

Donald J. Robinson
President and Chief Executive Officer

Toronto, Ontario, December 30, 2001

To the Shareholders of Eastmain Resources Inc.

We have audited the balance sheets of Eastmain Resources Inc. as at July 31, 2001 and July 31, 2000 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and July 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Stern & Lovrics
Chartered Accountants

Toronto, Ontario, September 27, 2001

EASTMAIN RESOURCES INC.
BALANCE SHEETS
AS AT JULY 31, 2001 AND JULY 31, 2000

	July 31 2001	July 31 2000
ASSETS		
CURRENT		
Cash and cash equivalents	$ 588,379	$ 242,974
Marketable securities *(Note 2)*	226,203	402,193
Prepaid and sundry receivables	36,938	15,311
	851,520	660,478
CAPITAL ASSETS *(Note 3)*	4,605	21,608
MINING PROPERTIES *(Note 4)*	807,396	769,389
DEFERRED EXPLORATION EXPENDITURES *(Note 5)*	5,895,660	5,043,203
	$ 7,559,181	$ 6,494,678
LIABILITIES		
CURRENT		
Accounts payable	$ 148,437	$ 94,470
SHAREHOLDERS' EQUITY		
CAPITAL STOCK *(Note 6)*	9,822,338	8,634,784
DEFICIT		
	(2,411,594)	(2,234,576)
	7,410,744	6,400,208
	$ 7,559,181	$ 6,494,678

Approved on behalf of the Board:

Donald J. Robinson
Director

Hugh R. Snyder
Director

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.
STATEMENTS OF LOSS AND DEFICIT

FOR THE PERIODS ENDED JULY 31, 2001 AND JULY 31, 2000

	12 Months July 31 2001	15 Months July 31 2000
REVENUE		
Interest and dividends	$ 57,053	$ 70,830
Management	22,745	35,884
	79,798	106,714
EXPENSES		
General and office administration	173,206	237,626
Loss on sale of investments	46,860	18,427
Professional fees	14,900	16,607
Writedown in investments	-	95,981
Abandoned mineral property	-	6,184
Amortization	21,850	8,049
	256,816	382,874
NET LOSS FOR YEAR	177,018	276,160
DEFICIT, beginning of year	2,234,576	1,958,416
DEFICIT, end of year	$ 2,411,594	$ 2,234,576
LOSS per common share *(Note 6)*	$ (0.009)	$ (0.016)

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JULY 31, 2001 AND JULY 31, 2000

	12 Months July 31 2001	15 Months July 31 2000
CASH PROVIDED BY (USED FOR) OPERATIONS		
Net loss for year	$ (177,018)	$ (276,160)
Non-cash items:		
- loss on sale of investments	46,860	18,427
- writedown in investments	-	95,981
- abandoned mineral property	-	6,184
- amortization	21,850	8,049
	(108,308)	(147,519)
Changes in non-cash working capital *(Note 7)*	32,340	(119,391)
	(75,968)	(266,910)
FINANCING ACTIVITIES		
Capital stock issued	1,207,400	520,000
Issue expense	(19,845)	(9,794)
	1,187,555	510,206
INVESTING ACTIVITIES		
Acquisition of capital assets	(4,847)	(2,826)
Acquisition of mining claims	(38,007)	(99,367)
Deferred exploration expenditures	(1,075,957)	(1,155,469)
Funding by joint venture partner	160,000	494,000
Government grants	63,500	100,160
Proceeds from sale of marketable securities	129,129	717,786
Purchase of marketable securities	-	(682,969)
	(766,182)	(628,685)
DECREASE IN CASH	345,405	(385,389)
CASH AND CASH EQUIVALENTS, beginning of year	242,974	628,363
CASH AND CASH EQUIVALENTS, end of year	$ 588,379	$ 242,974

Supplemetary information *(Note 8)*

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

1. SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Financial Statements

All costs of acquiring mineral properties are capitalized. Exploration and development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new ore bodies, or develop mine areas substantially in advance of production are capitalized.

If a mineral property or major exploration project is abandoned, or considered to have no immediate value, all costs related thereto are written off. Mineral property acquisition costs and deferred exploration and development costs relating to producing properties will be amortized using a unit-of-production method based on the estimated useful life of the mine.

b) Amortization

Amortization on the Company's capital assets is provided for at 30% per annum on a declining balance basis.

c) Future Operations

The recoverability of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production.

d) Joint Ventures

The Company conducts some of its exploration activities on a joint venture basis. These financial statements reflect only the expenditures made by the Company for its proportionate interest in such joint ventures.

e) Fair Market Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid and sundry receivables, marketable securities and accounts payable approximate fair value given their short- term nature.

f) Use of Estimates

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on additional information and the occurrence of future events.

g) Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties.

h) Year End Changes

In the prior year the Company changed its year end from April 30 to July 31. Accordingly, the comparative figures for the financial statements are represented by the fifteen months of operations for July 31, 2000.

i) Loss Per Share

Loss per share is calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants whereby the treasury stock method is used to calculate diluted loss per share. The new standard has been applied on a retroactive basis.

Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock option warrants as if the events had occurred at the beginning of the year. For the years presented, this calculation proved to be anti-dilutive.

2. MARKETABLE SECURITIES

The marketable securities are recorded at the lower of cost and market value.

3. CAPITAL ASSETS

The capital assets are recorded at cost and are comprised as follows:

Cost	Accumulated Amortization	July 31 2001 Net Book Value	July 31 2000 Net Book Value
Computer equipment			
$ 4,847	$ 242	$ 4,605	$ 14,818
Office and field equipment			
-	-	-	6,790
$ 4,847	$ 242	$ 4,605	$ 21,608

4. MINING PROPERTIES

The mining property claims are recorded at cost and consist of the following projects:

	July 31 2001	July 31 2000
Clearwater	$ 230,823	$ 230,823
Abitibi Extension	58,904	54,654
Railroad	23,122	23,066
Other	494,547	460,846
	$ 807,396	$ 769,389

5. DEFERRED EXPLORATION EXPENDITURES

Deferred exploration expenditures are recorded at cost and are comprised as follows:

	Balance July 31, 2000	Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2001
a) Clearwater	$ 1,464,053	$ 505,547	$ (37,500)	$ -	$ 1,932,100
Abitibi	83,158	27,806	-	-	110,964
Railroad	309,182	267,632	(26,000)	-	550,814
Other	3,186,810	114,972	-	-	3,301,782
	$ 5,043,203	$ 915,957	$ (63,500)	$ -	$ 5,895,660

	Balance April 30, 1999	Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2000
b) Clearwater	$ 1,142,253	$ 366,691	$ (44,891)	$ -	$ 1,464,053
Abitibi	46,369	36,789	-	-	83,158
Railroad	185,832	163,350	(40,000)	-	309,182
Other	3,111,794	94,639	(15,269)	(4,354)	3,186,810
	$ 4,486,248	$ 661,469	$ (100,160)	$ (4,354)	$ 5,043,203

c) Projects subject to option and royalty agreements as at July 31, 2001:

Kidd Project

The Company holds an option to earn a 100% interest in the Butterworth claims, situated in Wark Township, Timmins, Ontario. The property is subject to a 10% Net Profits Interest Royalty, whereby Eastmain has the option to purchase one half of the royalty. The Company formed a 50/50 joint venture with Falconbridge Limited, which includes the Butterworth claims and adjacent claims owned by Falconbridge. Falconbridge must fund the next $150,000 in work expenditures to earn their 50% interest in this 112-hectare base metal project and the cost of the Butterworth option payments shall be divided equally among the joint venture partners. The owners of the Butterworth claims have accepted notice that further option payments will be suspended until market conditions improve.

Akweskwa Project

The Company has acquired the Akweskwa Project, located near Timmins, Ontario subject to a Net Smelter Return Royalty up to 2.5%. This 752-hectare property includes 9 patented claims optioned from Falconbridge Limited, 7 mining claims optioned from Hanson, 11 mining claims optioned from Bradbrook and 20 mining claims staked by the Company. Eastmain has earned a 50% interest in the Falconbridge claims and a 100% interest in the Bradbrook claims.

The owners of the Hanson claims have accepted notice that further option payments will be suspended until market conditions improve.

Clearwater Project

Eastmain holds a 50% interest in the 14,480-hectare Clearwater Project, located in Quebec. Over the years, Eastmain has issued 200,000 Common Shares valued at $144,000 for this 50% interest. Eastmain has the option to convert two-thirds of the Net Smelter Return Royalty in exchange for 500,000 Common Shares and 500,000 Share Purchase Warrants at $0.75 per share. Societe Quebecoise d' Exploration Miniere (SOQUEM) has earned the other 50% interest in the project by expending $2 million.

Lac Elmer Project

The Company holds a 50% interest in three exploration permits totalling 20,346 hectares, located within the Eastmain River area, Quebec, in joint venture with Barrick Gold Corporation. Barrick previously earned a 50% interest in the Lac Elmer Project by funding $1 million in work expenditures.

BHP Agreement (includes Railroad and Abitibi Extension Projects)

The Company's 100% interest in lands formerly under BHP Minerals Canada Ltd.'s control or ownership in Quebec, Ontario and New Brunswick is subject to a 3% Net Smelter Return Royalty. Eastmain has the option to purchase one percent of the Net Smelter Return Royalty for $1 million.

Eastmain and BHP Minerals amended their agreement on March 26, 1999, whereby the Abitibi Extension Project shall be subject to a 2% Net Smelter Return Royalty in favour of BHP. Eastmain has the option to purchase one-half of the royalty for $1 million.

Rocky Lake - Otter Brook Project

The Company granted McBroom Resources Inc. an option to earn a 25% interest in the Rocky Lake - Otter Brook Project, located within the Bathurst Mining District, New Brunswick. McBroom earned its interest in the property by funding $200,000 in work. Any further work shall be funded on a pro-rata share of expenditures. Any party failing to contribute its pro-rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

Abitibi Extension Project

Qualerra Resources Inc. acquired an option to earn a 50% interest in the Abitibi Extension Project in exchange for $1,530,000 in exploration expenditures and 300,000 Qualerra common shares prior to April 30, 2003. Qualerra has contributed in excess of $650,000 towards its earn in and is currently in year two of the four year agreement. Eastmain shall be the project operator and entitled to a 10% management fee.

Tingley Brook Project

Eastmain granted Bubbee Ventures Inc. an option to earn a 25% interest in the Tingley Brook Project, located within the Bathurst Mining District, New Brunswick. Bubbee earned its interest in the property by funding $150,000 in work. Any further work shall be funded on a pro-rata share of expenditures. Any party failing to contribute its pro-rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

Stratabound Agreement

Eastmain acquired an option to earn a 50% interest in 394 claims owned by Stratabound Minerals Corporation, located within the Bathurst Mining District, New Brunswick. Eastmain must incur $1,500,000 in work expenditures over five years and issue 50,000 common shares to earn its interest. The Company has the option to earn an additional 10% interest in the property for an additional $50,000 cash and $1,000,000 in exploration expenditures. Eastmain also has the right to contract mine the CNE zinc-lead-silver deposit, located on Mining Lease 251, and split equally any profits with Stratabound.

Railroad

Billiton Metals Canada Inc. acquired an option to earn a 50% interest in this property by funding $1,500,000 in exploration expenditures prior to November, 2003. Eastmain shall be the project operator and entitled to a 10% management fee.

6. CAPITAL STOCK

a) The following table sets forth the changes in issued and outstanding Common Shares of the Company:

Authorized: Unlimited Common Shares	Number of Shares	Amount
Issued and outstanding - April 30, 1999	16,326,184	$ 8,098,578
Issued during year		
- conversion of stock options (cash)	80,000	20,000
- private placement (cash) (net of $9,794 issue expenses)	1,428,570	490,206
Shares issued for mining properties	50,000	26,000
Issued and outstanding - July 31, 2000	17,884,754	$ 8,634,784
Issued during year		
-private placement (cash) (b) (net of $14,046 issue expenses)	1,000,000	685,954
- private placements (cash) (c) (net of $5,800 issue expenses)	1,449,715	501,600
Issued and outstanding - July 31, 2001	20,334,469	$ 9,822,338

b) Private Placement

In November 2000, the Company completed a private placement of 1,000,000 common share units at $0.70 per unit for an aggregate subscription price of $700,000. Each unit comprises one common share and one half of one share purchase warrant. Each warrant is exercisable into common shares at a price of $0.80 per share, expiring November 6, 2002.

c) Private Placement

In December 2000, the Company completed a private placement of 750,000 common share units at $0.35 per unit for an aggregate subscription price of $262,500. Each unit comprises one common share and one half of one common share purchase warrant. Each warrant is exercisable into common shares at a price of $0.45 per share, expiring June 29, 2002.

The company completed an additional private placement of 699,715 common shares at $0.35 per common share for an aggregate subscription price of $244,900.

d) The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 2,000,000 Common Shares may be issued under the Plan from time to time at prices not less than the market price of the Common Shares at the date of the grant. The number of Common Shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

At July 31, 2001 the following stock options were outstanding:

Number of Options	Price Per Share	Expiry Date
395,000	.65	August, 2002
100,000	.25	March, 2003
50,000	.30	May, 2003
825,000	.36	February, 2005
100,000	.34	May, 2006
1,470,000		

e) As at July 31, 2001, incentive stock options and share purchase warrants outstanding are as follows:

Price	Warrant Per Share	Expiry Date
500,000	0.80	November 6, 2002
375,000	0.45	June 29, 2002

f) Loss per share is computed using the weighted average number of Common Shares outstanding, amounting to 19,197,898 (2000 - 17,002,688).

7. CHANGES IN NON-CASH WORKING CAPITAL

The changes in non-cash working capital are comprised as follows:

	July 31 2001	July 31 2000
Prepaid and sundry receivables	$ (21,627)	$ (8,316)
Advances from joint venture partner	-	(135,845)
Accounts payable	53,967	24,770
	$ 32,340	$ (119,391)

8. SUPPLEMENTARY INFORMATION

Cash and cash equivalents are comprised as follows:

	2001	2000
Cash	$ 114,654	$ 42,976
Short term investments	473,725	199,998
	$ 588,379	$ (242,974)
Cash paid during the year for interest	$ -	$ -
Cash paid during the the year for income taxes	-	-

9. RELATED PARTY TRANSACTIONS

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

	2001	2000
Management wages to a director	$ 96,000	$ 128,000
Premises rent to a director	9,600	12,000
Geological and administrative fees to a private company controlled by the spouse of a director	$ 100,592	$ 136,899

10. INCOME TAXES

The Company estimates that $2,818,083 ($2,937,297 in 2000) of various classes of exploration expenses can be applied against taxable income in subsequent taxation years.

In addition, the Company has remaining losses of approximately $1,200,060 carried forward for income tax purposes. These may be used until the year 2008 to reduce income which would otherwise have been taxed. No provision has been recorded in these financial statements for this possible tax benefit. These losses expire as follows:

2002	69,886
2003	90,786
2004	252,794
2005	196,369
2006	136,400
2007	149,518
2008	209,972

11. COMPARATIVE FIGURES

Certain July 31, 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for July 31, 2001.

12. SUBSEQUENT EVENT

In an agreement with Boliden Westmin (Canada) Limited dated October 31, 2001, The Company purchased the outstanding Net Smelter Royalty for all Eastmain River Projects for a total consideration of $45,000.

MANAGEMENT

EASTMAIN

Donald J. Robinson, Ph.D., has been President and director of Eastmain since 1994. Dr. Robinson formerly operated a private consulting firm, Robinson Exploration Services Limited ("RESL"), which specialized in the exploration of base and precious metals within Canada, the United States and Australia. For two years he managed the exploration of a gold-rich VMS discovery at Lewis Ponds, Australia for Tri Origin Exploration Ltd. Prior to forming RESL, Dr. Robinson initiated an integrated base and precious metal program, on behalf of Westmin Resources Ltd., which led to the discovery of the Eau Claire gold deposit at Clearwater. Dr. Robinson earned a Ph.D. degree from the University of Western Ontario in 1982. His thesis, based on the Redstone nickel-copper deposit located near Timmins, Ontario was sponsored by BHP Minerals Canada Ltd. (formerly Utah Mines Ltd.). Dr. Robinson devotes 100% of his time to affairs relating to the Corporation.

Catherine I. Butella, B.Sc. (Geology), Exploration Manager of Eastmain since 1996, has 20 years of diversified experience in the exploration of uranium, base and precious metals and PGEs. Ms. Butella was a nominee for the PDAC's "Prospector of the Year Award" in 1983 for the discovery of a barite deposit located in the Hemlo Mining Camp. She was an integral part of the exploration team at Battle Mountain Gold's Pagingo mine in Australia and worked with Dr. Robinson at Tri Origin's Lewis Ponds VMS discovery. As President of Shawonis Explorations and Enterprises Ltd., Ms. Butella has provided management and geological consulting services for a number of clients in Canada and Australia.

Jay Goldman, B.A., MBA, LL.B., a partner in the law firm Goodman & Carr, became Secretary of Eastmain in 1998. From 1993 to 2000, Mr. Goldman was a partner in the law firm Beach Hepburn. Prior to 1993, Mr. Goldman was an associate at the law firm of Tory Tory DesLauriers & Binnington.

John A. Hansuld, Ph.D., a director of Eastmain since 1986, is a mining executive with an extensive background in exploration in North and South America and the former Soviet Union. Dr. Hansuld received his Ph.D. in Geological Sciences from McGill University in 1961 and a P.M.D. from Harvard Business School in 1968. Dr. Hansuld is the former Past-President and CEO of Canamax Resources Inc. and the past Senior Vice-President for Amax Inc. Dr. Hansuld spearheaded the formation of Canamax Resources Inc., the Canadian successor to Amax, and in a period of only six short years moved three gold properties from exploration status to production. He was awarded "Mining Man of the Year" by the Northern Miner in 1988 and "Developer of the Year" by the Prospectors and Developers Association of Canada (PDAC) in 1989. Dr. Hansuld was President of the PDAC from 1993 to 1996 and the recipient of its "Distinguished Service Award" in 1997. In 1999, the "Past Presidents' Medal" of the Association of Exploration Geochemists was awarded to Dr. Hansuld for his services as a founder and its second president, and for his many contributions to the Association and to the mining industry. He currently serves as director to a number of junior mining companies.

Richard W. Hutchinson, Ph.D., a director since 1995 and Professor Emeritus at the Colorado School of Mines, is a leading authority on ore deposits throughout the world. Dr. Hutchinson was appointed to the Charles F. Fogarty Chair, Colorado School of Mines, from 1983 to 1994. He served as Professor of Economic Geology at the University of Western Ontario from 1964 to 1983. Between 1954 and 1964, Dr. Hutchinson was involved in the worldwide exploration of a wide variety of deposit types, including massive base metal sulphides, potash and porphyry molybdenite ores, for the American Metal Company and American Metal Climax (AMAX). With a combined background in industry and education, Dr. Hutchinson provides exploration consulting services on an international level to several large mining firms and government agencies. He frequently appears as a guest lecturer at worldwide conferences and has been the recipient of many prestigious awards.

Frank R. Kendle, B.Sc. (Geology), has been working with Eastmain since 1997 as the Company's digital data specialist. Mr. Kendle has 12 years experience in mining exploration within Canada and South America. Prior to 1997, Mr. Kendle was Project Geologist for Noranda Mining and Exploration, managing programs in Argentina and Newfoundland.

Hugh R. Snyder, B.Sc. (Eng. Mining Geology), a director since 1994, brings strong technical and financial skills to the Corporation. Mr. Snyder has more than 40 years experience in the exploration, development and production of mining properties in South Africa, North, Central and South America. Mr. Snyder received a B.Sc. in Mining Geology from the University of Witwatersrand, in South Africa, and later completed his P.M.D. at Harvard University Business School. Mr. Snyder is President of H.R. Snyder Consultants, a private company providing management services to the mineral industry, a director and former Chairman of Greenstone Resources Ltd., and a director of Rio Narcea Gold Mines Ltd., Southern Cross Resources Inc. and Trans Hex International Ltd.

John A. Vivash, a director since 1995, brings more than 40 years of financial service experience to the board of the Corporation. Mr. Vivash is currently the President and Senior Consultant for Vivash Consulting, a financial services consulting firm, and the past President and CEO of Manulife Securities International Limited and CIBC Securities Inc. Mr. Vivash is also former founding President and Chief Executive Officer of Fidelity Investments (Canada) Ltd. He has appeared as Guest Lecturer at several Universities and Investment Seminars in Canada, the United States and Europe. Mr. Vivash is a director of several other Canadian and International public companies.

DEDICATION

It is with great sadness and loss that we report the passing of Dr. Bruce Bouley, a long-time friend and director of Eastmain Resources Inc. Dr. Bouley was integral to the acquisition of several key properties. Bruce had been a constant source of knowledge and inspiration to management for the past twenty-five years. He will be sorely missed by all who knew him.

EASTMAIN

Eastmain Resources Inc.
FIRST QUARTERLY REPORT
FOR THE PERIOD ENDING OCTOBER 31, 2001

Highlights

- **Clearwater Project** new infrastructure will enhance economics and logistics; NSR royalty purchased from Boliden; Resource update by year-end
- **Railroad Project** – high-grade base metal sulphide intersected at Railroad deposit
- **Abitibi Extension** – Winter diamond drill program to test North French & Chabbie Lake properties

Clearwater Project, Quebec

Significant gold-bearing veins were detected during the summer stripping program in the 850 to 950 West area of the Eau Claire deposit. Six gold-bearing veins, V11 through V16 have been discovered in this area, along with an extensive amount of rock alteration. The most impressive exposure is the seventy-foot long by two-foot wide V12 vein, which contains **an average of 3.45 ounces of gold per ton** or 118 grams gold. V11, located immediately south of V12 assayed up to 1.84 ounces of gold per ton across 4.3 feet or 63.1 grams gold per tonne. None of these veins are included in the gold resource at Eau Claire.

In October 2001, the government of Quebec announced a 50-year agreement with the First Nations of James Bay permitting Hydro Quebec to build its $3.8-billion phase III hydroelectric project. This phase includes extending a road, power line and bridge to the junction of the Eau Claire and Eastmain Rivers, located near the boundary of our Clearwater property. This new infrastructure will greatly enhance the economics of our project and reduce future exploration and development costs.

The Eau Claire deposit has been traced on surface for a length of 1,100 metres and to 300 metres vertical depth. Additional surface stripping and drilling is planned beyond these limits to increase the resource. The project is very comparable to the famous gold producing districts of the Canadian Shield, particularly its high grade. The Corporation purchased the outstanding 3% NSR royalty from Boliden Westmin (Canada) Limited for $45,000.

Railroad Project, New Brunswick

A narrow interval of very high-grade massive base metal sulphide was intersected in the summer drill program at Railroad. Drill hole RRD-01-01 intersected 33.4% zinc, 17.0% lead, 0.4% copper and 342 grams silver per tonne (10 ounces) across 0.5 metre, more than triple the Brunswick mine grade. This interval caps a 10.3-metre thick section of disseminated and stringer sulphide grading 3.7% zinc, 1.6% lead, 0.2% copper and 34 grams silver per tonne. This hole has intersected the edge of the Railroad base metal sulphide deposit. Hole four collared 500 metres east also intersected a narrow interval of 28% combined zinc-lead and six ounces of silver per ton. The deposit is open near surface and at depth and additional drilling is warranted to test for its underground and open pit potential.

Regional drilling on the property also detected a new exhalative sulphide and iron formation horizon on the Railroad Footwall Zone target. Similar iron formation and exhalite horizons are present at the past and presently producing Brunswick mines. The Railroad Footwall Zone extends laterally onto the adjacent CNE claim block, where strong IP and rock alteration anomalies have been detected. Billiton has decided not to proceed with its option on the Railroad project following the BHP-Billiton merger.

CNE Project – Stratabound Option, New Brunswick

Eastmain completed an IP survey early in 2001 confirming several strong anomalies extending laterally from the Captain and CNE deposits and the Railroad Footwall Zone. The Corporation has received a $40,000 incentive grant to complete a diamond drill program on the property. The program will be contingent upon additional funding.

Abitibi Extension Project, Ontario

The Corporation has received $250,000 from its joint venture partner Quaterra Resources Inc. to fund the next diamond drill campaign. Warm weather has delayed the program until early in 2002. Drill targets have been defined on the North French, Chabbie Lake and Edgar Lake claim blocks.

Financial

As at October 31, 2001 the working capital of the Corporation was $518,077. Eastmain has contributed $285,777 in deferred exploration expenditures on the Railroad and Clearwater Projects. Revenue for the three-month period was $45,365 while operating expenses totaled $28,683.

Donald J. Robinson,
President and Chief Executive Officer
December 10, 2001

EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

	October 31, 2001 (Unaudited)	July 31, 2001 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 262,470	$ 588,379
Marketable securities	205,125	226,203
Prepaid and sundry receivables	50,482	36,938
	518,077	851,520
Capital assets	4,363	4,605
Mining properties	793,058	807,396
Deferred exploration expenditures	6,181,437	5,895,660
	$ 7,496,935	$ 7,559,181
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 70,114	$ 148,437
Shareholders' equity		
Capital stock		
Authorized		
Unlimited common shares		
Issued		
20,334,469 common shares	9,822,338	9,822,338
Deficit	(2,395,517)	(2,411,594)
	7,426,821	7,410,744
	$ 7,496,935	$ 7,559,181

EASTMAIN RESOURCES INC.

Statements of Operations and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended October 31, 2001	Three Months Ended October 31, 2000
Revenue		
Interest and dividends	$ 8,630	$ 13,455
Management fees	36,735	12,256
	45,365	25,711
Expenses		
Amortization	242	2,012
General and administration	28,441	28,580
	28,683	30,592
Income (loss) for the period before the following	16,682	(4,881)
Loss on sale of marketable securities	605	-
Income (loss) for the period	16,077	(4,881)
DEFICIT, beginning of period	(2,411,594)	(2,234,576)
DEFICIT, end of period	$ (2,395,517)	$ (2,239,457)
Income (loss) per share (Note 4)	$ 0.0009	$ (0.0003)

EASTMAIN RESOURCES INC.

Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended October 31, 2001	Three Months Ended October 31, 2000
Cash provided by (used in)		
OPERATING ACTIVITIES		
Income (loss) for the period	$ 16,077	$ (4,881)
Amortization	242	2,012
Changes in non-cash working capital items	(91,867)	(84,295)
	(75,548)	(87,164)
INVESTING ACTIVITIES		
Acquisition of mining claims	14,338	(3,447)
Deferred exploration expenditures	(285,777)	(112,496)
Decrease in marketable securities	21,078	-
	(250,361)	(115,943)
Change in cash	(325,909)	(203,107)
Cash and cash equivalents, beginning of period	588,379	242,974
Cash and cash equivalents, end of period	$ 262,470	$ 39,867

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Three Months Ended October 31, 2001
(Unaudited)

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2001. These statements follow the same accounting policies as the July 31, 2001 audited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended October 31, 2001 are not indicative of the results that may be expected for the full year ending July 31, 2002.

2. STOCK OPTIONS

As at October 31, 2001, the Company had the following stock options outstanding:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
395,000	0.65	August 13, 2002
100,000	0.25	March 25, 2003
50,000	0.30	May 19, 2003
825,000	0.36	February 4, 2005
100,000	0.34	May 2006
1,470,000		

3. WARRANTS

As at October 31, 2001, the Company had the following warrants outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
375,000	0.45	December 2001
500,000	0.80	November 2002
875,000		

4. INCOME (LOSS) PER SHARE

The income (loss) per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

5. INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited July 31, 2001 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

EASTMAIN RESOURCES INC.

December, 2001

For those shareholders who wish to be added to the Company's Supplemental Mailing List in order to receive the Company's *unaudited* interim Financial Statements, please complete the following and forward it to **Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3**.

* * * * * *

I HEREBY CERTIFY that I am a Shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.

[Please P R I N T your name and address]

[FIRST NAME] [LAST NAME]

[APT. NO] [STREET N0] [STREET]

[CITY] [PROVINCE/STATE]

[POSTAL/ZIP CODE] [COUNTRY]

SIGNED: ______________________________

(Signature of Shareholder)

3. to Vote For ____ or to Vote Against ____ an ordinary resolution authorizing the directors to issue up to 15,000,000 Common Shares pursuant to one or more private placements from time to time on the terms disclosed in the attached management information circular; and

4. at the nominee's discretion upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the annual and special meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE ANNUAL AND SPECIAL MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2 AND 3 ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this day of , 200 .

PRINT NAME: ______________________________

SIGNATURE: ______________________________

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4. Each shareholder who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

EASTMAIN RESOURCES INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JANUARY 30, 2002

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF

EASTMAIN RESOURCES INC.

The undersigned shareholder of Eastmain Resources Inc. (the "Corporation") hereby nominates, constitutes and appoints Donald J. Robinson, President and director, or failing him, Hugh Snyder, director, or instead of any of them, ______________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 30th day of January, 2002 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO ON THE REVERSE SIDE.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1. to Vote For ____ or to Withhold From Voting ____ in respect of the election of directors proposed by management;

2. to Vote For ____ or to Withhold From Voting ____ in respect of the appointment of Stern & Lovrics, Chartered Accountant, as auditors of the Corporation and to authorize the board of directors to fix their remuneration;